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                          May 12, 2023

       Heng Fai Ambrose Chan
       Chairman and Chief Executive Officer
       Alset Capital Acquisition Corp.
       4800 Montgomery Lane, Suite 210
       Bethesda, MD 20814

                                                        Re: Alset Capital
Acquisition Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed April 13,
2023
                                                            File No. 333-267841

       Dear Heng Fai Ambrose Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 5 to Registration Statement on Form S-4

       Timeline of the Business Combination with HWH, page 107

   1. We reissue comment 7 from our letter dated February 28, 2023. Please discuss why additional financing,
such as the PIPE, has not been secured to date.
       Alset's Board of Directors Reasons for the Approval of the Business Combination
       Board of Directors' Reasons for Approval of the Business Combination, page 111

   2. We note your revised disclosure in response to comment 3 and reissue our comment. We note your disclosure
that Mr. Chan participated in the votes to approve the business combination. Please
clarify how Alset   s board considered the conflicts of interest
                                                        presented by the
affiliation between Alset and HWH and the overlapping nature of
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany
May        NameAlset Capital Acquisition Corp.
     12, 2023
May 12,
Page 2 2023 Page 2
FirstName LastName
         directors and officers of Alset and HWH in negotiating and recommending the business combination. In this regard, we note that the disclosure you included on page 113 does not address the specific circumstances of this transaction.
Material U.S. Federal Income Tax Considerations, page 132

3. We note your revised disclosure in response to comment 4, however it continues to appear that you are required to include the previously-deleted disclosure regarding the tax consequences of the business combination, specifically pursuant to
Section 351 of the
         Code, in this section and in the Risk Factors section. In this regard, we note that Section
         III.A.2 of Staff Legal Bulletin No. 19 requires opinions on tax matters of registered offerings to be provided where the "tax consequences are material to an investor" and makes clear that a transaction's tax consequences are "material" if the transaction is tax-
         free. Per your previous disclosure and in accordance with the typical structure of a business combination such as the one described in the prospectus, it appears that you intend the Business Combination to qualify as a nontaxable transaction under Section 351 of the Code. Along the same lines, your disclosure states that the manner of determining a
         U.S. Holder's adjusted tax basis in the shares of Alset that it receives is described in the
         section "-    U.S. Holders -    The Receipt of Alset Common Stock in
the Business
         Combination," which you previously deleted. Accordingly, it seems that the previously-
         deleted disclosure should be re-inserted in order for your tax discussion to be accurate, complete and in accordance with the guidelines set forth in Staff Legal Bulletin No. 19.
         Please revise.
4. To the extent you intend to file a short-form tax opinion as Exhibit 8.1, revise to state that the disclosure in this section constitutes the opinion of counsel, and name such counsel.
         Refer to Section III.B of Staff Legal Bulletin No. 19.
HWH Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 169

5. We have reviewed your response to comment 6 and reissue the comment in part. Please provide a robust discussion of the known events and trends in gross profit margins for the membership business compared to the food and beverage business considering the halt in membership revenues and the potential launch of a new membership program in the upcoming quarter. Refer to Item 303(a) of Regulation S-K.
HWH's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 170

6. We reissue comment 11 from our letter dated February 28, 2023. Please further revise to state the source of the "proceeds we raise as part of the Business Combination," as well as the likely range in the amount of such proceeds.
General
 Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
May 12, 2023
Page 3
7. We note your disclosure on page 107 that you "have been in discussions with EF Hutton on the prospect of additional financing. Once [you] get closer to the date of approval of the Business Combination, [you] and EF Hutton will enter into negotiations with potential investors." Please revise your disclosure to clarify the likelihood that such financing, i.e., the PIPE financing, is secured and the anticipated timing. Include a summary of the material terms of such financing, to the extent known. To the extent you believe such financing is not probable, please tell us why you believe it is appropriate to continue presenting the disclosure throughout the registration statement as if the PIPE will occur, such as in the ownership disclosure both before and after the Business Combination and your disclosure in Management's Discussion and Analysis.
8. We note your response to comment 12. Please tell us how you have complied with Rule
      13e-3(g)(2)(ii) and (iii) when the common stock of the company currently is not registered under the Exhange Act or listed on an exchange.
        You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameHeng Fai Ambrose Chan
                                                             Division of
Corporation Finance
Comapany NameAlset Capital Acquisition Corp.
                                                             Office of Trade &
Services
May 12, 2023 Page 3
cc:       Darrin M. Ocasio, Esq.
FirstName LastName